UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45136

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Auerbach Grayson & Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 W. 45th Street, Suite 16
(No. and Street)

(City)	(State)	10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sharon Gaviria 212-453-3516
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Sharon Gavria, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Auerbach Grayson & Company LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

RITA A. PASCARELLA RONK
Notary Public - State of New York
NO. 01PA6042123
Qualified in New York County
My Commission Expires May 15, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUERBACH GRAYSON AND COMPANY LLC AND SUBSIDIARY

Consolidated Statement of Financial Condition

DECEMBER 31, 2020

AUERBACH GRAYSON AND COMPANY LLC AND SUBSIDIARY
TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Auerbach Grayson and Company LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Auerbach Grayson and Company LLC and subsidiary (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statement, the Company has changed its method of accounting for credit losses in 2020 due to the adoption of ADU 2016-13, Financial Instruments – Credit Losses (Topic 326).

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2013.

EISNERAMPER LLP
New York, New York
March 10, 2021



AUERBACH GRAYSON AND COMPANY LLC AND SUBSIDIARY
Consolidated Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	2,026,421
Restricted Cash		1,816,081
Due From Clearing Broker		409,995
Commission Receivable		1,060,173
Furniture, Equipment & Leasehold improvements, net of accumulated depreciation and amortization of $324,402		67,770
Prepaid expenses and other assets		97,122
Right-of-Use Asset		3,855,189
TOTAL ASSETS	$	9,332,751

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Discretionary compensation and commissions payable	$	930,821
Paycheck Protection Program Loan		666,600
Accounts payable and accrued expenses		880,807
Lease Liability		4,261,663
Total Liabilities		6,739,891
Commitments		
Member's equity		2,592,860
TOTAL LIABILTIES AND MEMBER'S EQUITY	$	9,332,751

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. NATURE OF BUSINESS

Auerbach Grayson and Company LLC ("AG" the "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business is to introduce for global execution of foreign securities to major U.S. institutions through specialized non-U.S. brokers in accordance with the Securities Exchange Act Rule 15a-6. In addition, the Company clears its U.S. based transactions on a fully disclosed basis through Pershing LLC.

Auerbach Grayson UK LTD ("AGUK") was registered with the Companies House of England and Wales on March 16, 2018. The Company was a wholly-owned subsidiary of Auerbach Grayson and Company LLC. The Company was engaged in providing investment arrangements to its European Institutional clients to arrange global execution of foreign securities through its parent company. As of December 31, 2020, AGUK subsidiary has discontinued operations and registration with the Companies House of England and Wales has been withdrawn. There are no material assets or liabilities or items of income or expense in the consolidated statements related to AGUK.

Capitalized items refer to defined terms in the limited liability operating agreement (the "Agreement"). The liability of the members is limited to their capital balance.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The consolidated statement of financial condition includes the accounts of AG & AGUK, (Collectively "Company"), all material inter-company transactions end balances have been eliminated in consolidation.

Liquidity

The Company has experienced losses from operations and continues to take steps to increase its sources of high margin generating revenues and reallocating resources accordingly within the firm in addition to scaling back on non-critical costs. Based on a forecast of cash flows, the Company believes it will be able to pay its obligations as they become due through at least March 2022.

The Company's Member also has the ability and financial wherewithal to ensure the Company can continue to operate and meet its obligations for at least twelve months from the issuance of the financial statements and maintain sufficient net capital, which may include capital or debt contributions and/or other measures, as needed.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions

The Company introduces its customers to its U.S. clearing broker and as a chaperone to its network of foreign brokers. Each time a customer enters into a buy or sells transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on trade date (the date the Company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Fee Income

The Company compiles and distributes financials equity research report to U.S. Institutional Investors; revenues are earned from direct billing related to the distribution of these reports. The Company recognizes revenue related to Fee Income, when the financial equity research reports are delivered, the price is agreed upon and the benefit of information contained within the report is available to the customer.

Fair Value of Financial Instruments

The Company's cash, and restricted cash are classified as level I and due from clearing broker, commissions receivable, the PPP loan and commissions payable, are classified as level II. The recorder amounts of these assets and liabilities approximate their fair values principally because of the short-term nature of these items.

Cash

The Company maintains cash in bank accounts which at times may exceed federally insured limits or where no insurance is provided. In the event of a financial institution's insolvency, the recovery of assets may be limited. The cash balance includes $61,746, held in a foreign currency.

Due from Clearing Broker

The receivable from clearing broker arise in the ordinary course of business and are pursuant to clearing agreements with the clearing firm and includes cash and net amounts receivable for securities transactions that have settled.

Commission Receivable

Commission receivables represent receivables from foreign broker dealers. Commissions receivable are generally due within 30 days or less. Any difference between the actual amounts received in a subsequent period and the amounts recorded as a receivable at the end of the prior period are recorded as an adjustment to revenue in the subsequent period.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of the statement of financial condition in conformity with US GAAP requires the Company's management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Depreciation and Amortization

Depreciation of furniture and equipment is computed on the straight-line method of using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Accounting Standards Updates

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Loses ("ASC326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial assets as of the reporting date.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including commission receivable sand due from broker utilizing the CECL framework. The adoption of ASC 326 had no impact on the Company's opening financial institutions with which it conducts business with is able to fulfill its contractual obligations. Management monitors the credit risk and considers factor such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determine the allowance for credit losses. Currently, there is no allowance for credit losses as of and for the year ended December 31, 2020.

Paycheck Protection Program loan

During April 2020, the Company applied for and received a promissory note (the "PPP Loan") evidencing an unsecured loan in the amount of approximately $667,000 made to the Company pursuant to the Paycheck Protection Program ("the PPP) under the Coronavirus Aid, Relief and Economic Security Act (the "Cares Act"), which was enacted March 27,2020. The PPP Loan may be forgiven, in part or in whole, subject to certain conditions as stipulated under the PPP. The PPP loan is being administered by City National Bank and bears interest at a rate of 1.0% per annum.

In accounting for the PPP Loan, the Company is guided by ASC 470 Debt, and ASC 450-30 Gain Contingency. Accordingly, the Company initially recorded the proceeds of the PPP Loan as debt and it will derecognize the liability when the loan is paid off or when forgiveness is reasonable certain. As of the date of issuance, the Company has applied for forgiveness and is awaiting notification from City National Bank and the Small Business Administration to complete their review.

3. FURNITURE, EQUIPMENT AND LEASEHOLD EQUIPMENT IMPROVEMENTS

Furniture and equipment included on the consolidated statement of financial condition consist of the following:

Furniture and equipment	$342,276
Leasehold Improvements	49,896
	392,172
Less accumulated depreciation and amortization	(324,402)
	$ 67,770

4.OPERATING LEASE RIGHT –OF-USE ASSET AND LIABILITY

The Company is a lessee in a non-cancellable operating lease, for office space. The Company recognized a lease liability and a right of use (ROU) asset as of January 1, 2019. The lease liability for is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the lease are not readily determinable and accordingly, the Company used the incremental borrowing rate based on the information available at the recognition date for its lease. The Company's incremental borrowing rate for its lease is 1.65% which is the rate of interest it would have to pay on a collateralized basis to borrow an amount its equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

During the year ended December 31, 2020, approximately $328,000 of lease payments were accrued for and included in the consolidated statement of financial condition at year end.

On February 10, 2015, the Company entered into an amendment to its existing lease for office space. The amended lease became effective August 1, 2015 and expires July 31, 2025. Rental payments plus escalation for real estate taxes are payable monthly. The Company's minimum rental commitments are:

4. **OPERATING LEASE RIGHT –OF-USE ASSET AND LIABILITY (CONTINUED)**

Year	Amount
2021	$ 919,811
2022	945,106
2023	971,097
2024	997,802
2025	591,282
Total undiscounted lease payments	4,425,098
Less imputed interest	(163,435)
Total lease liabilities	$ 4,261,663

Pursuant to the lease agreement, the Company maintains a letter of credit in the amount of $1,784,622 to secure the lease that expires on August 31, 2025. The letter of credit is secured by a bank deposit of $1,798,228 which is included in restricted cash on the consolidated statement of financial condition at December 31, 2020.

5. **INCOME TAXES**

The Company is a limited liability company and is taxed as a partnership. Each member is individually responsible for its share of the Company's income or loss for income tax reporting purposes. Accordingly, the Company has no provision for federal and state income taxes. The Company is subject to New York City unincorporated business tax. For the year ended December 31, 2020, the Company had no unincorporated business tax expense.

AGUK was subject to United Kingdom Corporate tax. For the year ended December 31, 2020, AGUK had no corporate business tax in the United Kingdom.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company has no material unrecognized for benefits.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

6. EMPLOYEE RETIREMENT PLAN

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is one half of the employees' contribution up to 5% of the eligible compensation. As of December 31, 2020, the Company had approximately $9,000 as accrued liabilities to the plan.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business as a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to non-US broker-dealers pursuant to the provisions of paragraph (k)(2)(i) of Rule 15c3-3 and U.S. clearing firm pursuant to the provisions of paragraph (k)(2)(ii) of Rule 15c3-3.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

8. MEMBER'S EQUITY

All of the legal and equitable ownership interests of the members in the Company, including interests in profits, losses, distributions and other amounts specified in the Agreement, as well as all the rights of the members, if applicable, to vote, consent or approve with respect to any matter affecting the Company, shall be denominated in shares of interest in the Company or fractions thereof. There are currently two classes of shares as set forth below:

Class A shares are entitled to one vote per share and have all of the voting powers and rights with respect to any matters affecting the Company.

(i)   Class A shares are entitled to distributions in accordance with the Agreement. As of December 31, 2020, there are 11,377 Class A shares issued and outstanding.

(ii)   Class B shares are the equivalent to Class A shares without the voting rights. As of December 31, 2020, there are 3,769 Class B shares issued and outstanding.

In January 2020, in accordance with section 12.15 of the second amended and restated limited liability company operating agreement (the "Operating Agreement"), New Frontier Securities LLC exercised its right to purchase all of the Class B shares held by Class B members, giving them sole ownership of the Company.

8. MEMBER'S EQUITY (CONTINUED)

In February 2020 a cash investment for $225,000 was made in the Company on behalf of New Frontier Securities LLC, a subsidiary of Beltone Financial Holdings SAE.

In December 31, 2020 New Frontier Securities LLC, sole beneficial and record owner of 100% the Company sold 100% of its ownership to HDH GLOBAL LLC, a Delaware limited liability company.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2020, the Company had net capital of $ 338,357 which was $88,357 in excess of its required net capital of $250,000. The Company's aggregate indebtedness percentage was 655.55%.

Historically, in arriving at the net capital, the Company has treated commission receivables from foreign broker-dealers that are less than 30 days old as allowable assets. The Company received a Legal Opinion dated September 21, 2020 stating that this position is supportable. In addition, subsequent to a National Association of Securities Dealers ("NASD", a predecessor to FINRA) exam in 1998, when the Company was cited for violating Rule 15c3- 1(c)(2)(iv)(C) based on the Company's treatment of commission receivables from foreign broker-dealers as allowable assets, the violation was rescinded in 1999 after a discussion the Company had with the SEC supporting its position. Since then, the Company has been reporting commission receivables from its 15a-6 correspondents (all of which are foreign broker-dealers) that are less than 30 days old as allowable assets in its SEC Rule 15c3-1 computation on its FOCUS reports. In November 2020, the Company received a FINRA examination disposition letter that cautioned the Company that it was incorrectly computing its net capital by including these commission receivables as allowable assets. The Company is disputing FINRA's conclusion.

During 2020, the Company prepared and submitted all of its monthly unaudited FOCUS reports treating commission receivables from foreign brokers as allowable assets. As a result of the Company's pending dispute with FINRA on the treatment of commission receivables, the net capital presented in the first paragraph above, and the net capital computation presented on the supplementary schedule on page 15, treats all commission receivables from foreign broker dealers as non-allowable assets.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of such rule.

10. LEGAL AND REGULATORY PROCEEDINGS

In the ordinary course of business, the Company may be subject to regulatory inquiries or proceedings primarily in connection with its activities as a securities broker-dealer. Currently, the Company has a pending investigation ongoing with the Regulatory Authority. In assessing loss contingencies related to these matters the Company's legal counsel evaluates perceived merits of any regulatory proceedings as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment indicates that a loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range possible loss if determinable and material, would be disclosed. As of December 31, 2020, there was no accrual recorded as it relates to this matter.

The Company is a defendant in pending arbitrations and claims arising out of the normal course of business. While the final outcome thereof cannot be predicted, based on the information currently available, management and Company's counsel believe the resolution of current pending claims and arbitrations will not have a material impact on Auerbach Grayson's consolidated financial position.

11. COVID 19 EVENT

A coronavirus (COVID-19) was first reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreak; however, as of the date of this consolidated financial statement, COVID-19 has not had a material impact on the Company's consolidated statement of financial condition.

12. SUBSEQUENT EVENTS

Management performed an evaluation of subsequent events through March 10, 2021. There have been no material subsequent events that occurred during this period that would require disclosure or adjustment to this financial statement.